Exhibit 3.7

ARTICLES OF ORGANIZATION

OF

ENERGY RESOURCES, LLC

I desire to form a limited Liability Company under the provisions of Chapter 12 of Title 13.1 of the Code of Virginia and to that end set forth the following:

1.	The name of the Limited Liability Company is ENERGY RESOURCES, LLC.

2.	The address of the initial registered office of the Company in Virginia is Route 80, P. O. Box 1320, Honaker, Virginia 24260 which is located in the County of Russell, Virginia.

3.	The name of the Registered Agent for the Company is Harold Lynn Keene, who is a resident of the Commonwealth of Virginia and a Member of the Company.

4.	The post office address of the principal office of the Company where the records will be maintained pursuant to Virginia Code Section 13.1-1028 is P. O. Box 1320, Honaker, Virginia 24260.

Dated: March 23, 2001

/s/ Harold Lynn Keene
Harold Lynn Keene, Organizer